Exhibit 4.5

Share certificate

Number of certificate	Number of shares

Lion Group Holding Ltd. 獅子集團控股有限公司

Company number 359979

This is to certify that [Name] of [Address] is the registered holder of [Number] [Share Class] Shares of [Value] each in the above-named company, subject to the memorandum and articles of association of the company.

Date:

Name: Director